Exhibit 99.1

Part C:

Condensed Consolidated Interim Financial Statements

September 30, 2017 (Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Contents		Page

Review Report		1

Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)
Condensed Consolidated Interim Statements of Financial Position		2
Condensed Consolidated Interim Statements of Income		4
Condensed Consolidated Interim Statements of Comprehensive Income		5
Condensed Consolidated Interim Statements of Changes in Equity		6
Condensed Consolidated Interim Statements of Cash Flows		8
Notes to the Condensed Consolidated Interim Financial Statements
1	General	10
2	Basis of Preparation	10
3	Reporting Principles and Accounting Policy	11
4	Group Entities	13
5	Income Tax	14
6	Fixed Assets	14
7	Analysis of Impairment of the Multi-Channel Television Sector	14
8	Debentures, Loans and Borrowings	15
9	Contingent Liabilities	16
10	Equity	18
11	Revenues	18
12	General and Operating Expenses	19
13	Other Operating Income, Net	19
14	Financial Instruments	20
15	Segment Reporting	21
16	Condensed Financial Statements of Pelephone, Bezeq International, and DBS Satellite Services (1998) Ltd.	27

Somekh Chaikin

KPMG Millennium Tower

17 Ha-Arbaa Street, PO Box 609

Tel Aviv 6100601, Israel

800068403

Review Report to the Shareholders of

“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of September 30, 2017 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the nine and three-month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a certain consolidated subsidiary whose assets constitute 1% of the total consolidated assets as of September 30 2017, and whose revenues constitute 1% of the total consolidated revenues for the nine and three month periods then ended. The condensed interim financial information of that company was reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our abovementioned conclusion, we draw attention to Note 1.2 regarding the Israel Securities Authority’s (ISA) investigation of the suspicion of committing offenses under the Israel Securities’ Law and Penal Law, in respect to transactions related to the controlling shareholder, and the transfer of the investigation file to the District Attorney’s Office. As stated in the abovementioned note, at this stage, the Company is unable to assess the implications of the ISA investigation and the transfer of the investigation to the District Attorney’s Office, if any.

In addition, without qualifying our abovementioned conclusion, we draw attention to numerous lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 9.

Somekh Chaikin

Certified Public Accountants (Isr.)

November 29, 2017

Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

		September 30, 2017*	September 30, 2016	December 31, 2016
		(Unaudited)	(Unaudited)	(Audited)
Assets		NIS million	NIS million	NIS million

Cash and cash equivalents		2,471	938	648
Investments		94	908	586
Trade receivables		1,948	1,998	2,000
Other receivables		294	191	219
Eurocom DBS Ltd., related party	4.2.1	43	29	-
Inventory		101	96	106
Total current assets		4,951	4,160	3,559

Trade and other receivables		520	641	644
Broadcasting rights, net of rights exercised		457	450	432
Fixed assets	6	6,817	6,840	6,876
Intangible assets		2,894	3,121	3,047
Deferred tax assets		1,014	1,103	1,007
Deferred expenses and non-current investments		489	388	382
Total non-current assets		12,191	12,543	12,388

Total assets		17,142	16,703	15,947

2

Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Contd.)

		September 30, 2017*	September 30, 2016	December 31, 2016
		(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity		NIS million	NIS million	NIS million

Debentures, loans and borrowings (Note 8)		555	2,135	1,825
Trade and other payables		1,807	1,599	1,610
Current tax liabilities		118	171	104
Liability to Eurocom DBS Ltd., related party	4.2.1	-	6	32
Employee benefits		251	280	315
Provisions		94	87	80
Dividend payable		708	665	-
Total current liabilities		3,533	4,943	3,966

Loans and debentures		10,978	9,111	9,128
Employee benefits		260	237	258
Derivatives and other liabilities		292	257	244
Deferred tax liabilities		104	81	101
Provisions		48	47	47
Total non-current liabilities		11,682	9,733	9,778

Total liabilities		15,215	14,676	13,744

Total equity		1,927	2,027	2,203

Total liabilities and equity		17,142	16,703	15,947

David Granot	Stella Handler	Yali Rothenberg
Acting Chairman of the Board of Directors	CEO	CFO Bezeq Group

Date of approval of the financial statements: November 29, 2017

* See Note 3.2 for information about early adoption of IFRS 15, Revenue from Contracts with Customers.

The attached notes are an integral part of these condensed consolidated interim financial statements..

3

Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

Condensed Consolidated Interim Statements of Income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2017*	2016	2017*	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 11)	7,331	7,580	2,415	2,510	10,084
Costs of activity
General and operating expenses(Note 12)	2,888	2,984	956	994	4,012
Salaries	1,500	1,509	502	501	2,012
Depreciation and amortization	1,288	1,331	436	442	1,739
Other operating income, net (Note 13)	(28)	(33)	(23)	(26)	-
	5,648	5,791	1,871	1,911	7,763

Operating income	1,683	1,789	544	599	2,321
Financing expenses (income)
Financing expenses	358	360	112	119	508
Financing income	(61)	(49)	(18)	(15)	(61)
Financing expenses, net	297	311	94	104	447

Profit after financing expenses, net	1,386	1,478	450	495	1,874
Share in losses of equity-accounted investees	(4)	(4)	-	(2)	(5)
Profit before income tax	1,382	1,474	450	493	1,869
Income tax	352	415	128	99	625
Profit for the period	1,030	1,059	322	394	1,244

Basic and diluted earnings per share	0.37	0.38	0.12	0.14	0.45

* See Note 3.2 for information about early adoption of IFRS 15, Revenue from Contracts with Customers.

The attached notes are an integral part of these condensed consolidated interim financial statements.

4

Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

Condensed Consolidated Interim Statements of Comprehensive Income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2017*	2016	2017*	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit for the period	1,030	1,059	322	394	1,244
Items of other comprehensive loss (net of tax)	(20)	(6)	(12)	(1)	(15)
Total comprehensive income for the period	1,010	1,053	310	393	1,229

* See Note 3.2 for information about early adoption of IFRS 15, Revenue from Contracts with Customers.

The attached notes are an integral part of these condensed consolidated interim financial statements.

5

Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Nine months ended September 30, 2017 (Unaudited)*
Balance as of January 1, 2017	3,878	384	-	390	(88)	(2,361)	2,203
Profit for the period	-	-	-	-	-	1,030	1,030
Other comprehensive loss for the period, net of tax	-	-	-	-	(20)	-	(20)
Total comprehensive income for the period	-	-	-	-	(20)	1,030	1,010
Transactions with shareholders recognized directly in equity
Dividends to Company shareholders (see Note 10)	-	-	-	-	-	(1,286)	(1,286)
Balance as of September 30, 2017	3,878	384	-	390	(108)	(2,617)	1,927

Nine months ended September 30, 2016 (Unaudited)
Balance as of January 1, 2016	3,874	368	16	390	(98)	(2,139)	2,411
Profit for the period	-	-	-	-	-	1,059	1,059
Other comprehensive loss for the period, net of tax	-	-	-	-	(6)	-	(6)
Total comprehensive income for the period	-	-	-	-	(6)	1,059	1,053
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(1,441)	(1,441)
Exercise of options for shares	4	16	(16)	-	-	-	4
Balance as of September 30, 2016	3,878	384	-	390	(104)	(2,521)	2,027

The attached notes are an integral part of these condensed consolidated interim financial statements.

6

Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Three months ended September 30, 2017 (Unaudited)*
Balance as of July 1, 2017	3,878	384	-	390	(96)	(2,231)	2,325
Profit for the period	-	-	-	-	-	322	322
Other comprehensive loss for the period, net of tax	-	-	-	-	(12)	-	(12)
Total comprehensive income for the period	-	-	-	-	(12)	322	310
Transactions with shareholders recognized directly in equity
Dividends to Company shareholders (see Note 10)	-	-	-	-	-	(708)	(708)
Balance as of September 30, 2017	3,878	384	-	390	(108)	(2,617)	1,927

Three months ended September 30, 2016 (Unaudited)
Balance as of July 1, 2016	3,878	384	-	390	(103)	(2,250)	2,299
Profit for the period	-	-	-	-	-	394	394
Other comprehensive loss for the period, net of tax	-	-	-	-	(1)	-	(1)
Total comprehensive income for the period	-	-	-	-	(1)	394	393
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(665)	(665)
Balance as of September 30, 2016	3,878	384	-	390	(104)	(2,521)	2,027

Year ended December 31, 2016 (Audited)
Balance as of January 1, 2016	3,874	368	16	390	(98)	(2,139)	2,411

Income in 2016	-	-	-	-	-	1,244	1,244
Other comprehensive income (loss) for the year, net of tax	-	-	-	-	10	(25)	(15)
Total comprehensive income for 2016	-	-	-	-	10	1,219	1,229
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(1,441)	(1,441)
Exercise of options for shares	4	16	(16)	-	-	-	4
Balance as of December 31, 2016	3,878	384	-	390	(88)	(2,361)	2,203

* See Note 3.2 for information about early adoption of IFRS 15, Revenue from Contracts with Customers.

The attached notes are an integral part of these condensed consolidated interim financial statements.

7

Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2017*	2016	2017*	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	1,030	1,059	322	394	1,244
Adjustments:
Depreciation and amortization	1,288	1,331	436	442	1,739
Share in losses of equity-accounted investees	4	4	-	2	5
Financing expenses, net	321	335	94	115	474
Capital gain, net	(64)	(62)	(45)	(22)	(107)
Income tax expenses	352	415	128	99	625

Change in trade and other receivables	121	116	105	53	106
Change in inventory	(10)	7	2	2	(20)
Change in trade and other payables	64	(110)	103	(12)	(24)
Change in provisions	15	(12)	16	(3)	(19)
Change in employee benefits	(62)	(100)	(65)	(92)	(65)
Change in other liabilities	(30)	8	4	16	23
Net income tax paid	(346)	(297)	(118)	(92)	(455)
Net cash from operating activities	2,683	2,694	982	902	3,526
Cash flow used for investing activities
Purchase of fixed assets	(835)	(901)	(255)	(290)	(1,193)
Investment in intangible assets and deferred expenses	(304)	(180)	(98)	(59)	(223)
Investment in deposits with banks and others	(76)	(867)	(76)	-	(917)
Disposal of deposits with banks and others	558	711	-	-	1,088
Proceeds from the sale of fixed assets	76	122	48	24	138
Tax payment for shareholder’s loans	-	(461)	-	(461)	(461)
Miscellaneous	(6)	1	(7)	2	1
Net cash used in investing activities	(587)	(1,575)	(388)	(784)	(1,567)

8

Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2017*	2016	2017*	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows used in financing activities
Issue of debentures and receipt of loans (Note 8)	1,917	1,661	500	-	2,161
Repayment of debentures and loans	(1,325)	(1,085)	(456)	(279)	(1,841)
Dividend paid (Note 10)	(578)	(776)	-	-	(1,441)
Interest paid	(217)	(256)	(18)	(32)	(458)
Payment to Eurocom DBS for acquisition of DBS loans and shares (Note 4.2.1)	(61)	(256)	-	(198)	(256)
Miscellaneous	(9)	(24)	(3)	(9)	(31)
Net cash from (used in) financing activities	(273)	(736)	23	(518)	(1,866)
Increase (decrease) in cash and cash equivalents, net	1,823	383	617	(400)	93
Cash and cash equivalents at beginning of period	648	555	1,854	1,338	555
Cash and cash equivalents at end of period	2,471	938	2,471	938	648

* See Note 3.2 for information about early adoption of IFRS 15, Revenue from Contracts with Customers.

The attached notes are an integral part of these condensed consolidated interim financial statements.

9

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

1.	General

1.1	Reporting Entity

Bezeq – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company include those of the Company and its subsidiaries (together referred to as "the Group”). The Group is a principal provider of communication services in Israel (see also Note 15 – Segment Reporting).

1.2	Investigation of the Israel Securities Authority

On June 20, 2017, the Israel Securities Authority began an open investigation (“the Investigation”), which included searches at the offices of the Company and of DBS and seizure of documents.

On November 6, 2017, the Israel Securities Authority issued a press release regarding the conclusion of the Investigation and the transfer of the Investigation file to the Tel Aviv District Attorney (Taxation and Economics). In accordance with the notice, the Israel Securities Authority concluded that there is prima facie evidence establishing the involvement of the main suspects in the case, in offenses of (1) fraudulently receiving funds in connection with the entitlement of the Company’s controlling shareholder to a consideration of NIS 170 million as part of the transaction for the Company’s purchase of DBS shares from the Company’s controlling shareholder, a consideration contingent on certain targets to be met by DBS; (2) leaking the material of the independent committee of the Company's Board of Directors that examined examine interested party transactions (the transaction for the acquisition of DBS shares by the Company and the transaction between DBS and Space Communications Ltd. for the purchase of satellite segments for DBS) to the Company’s controlling shareholder and associates ;(3) promoting the Company's interests in the Ministry of Communications in violation of the Penal Law and the Israel Securities Law. The notice further stated that the Investigation file was transferred to the District Attorney's Office and that the District Attorney's Office is authorized to decide on how to continue with this case. It is noted that, in this context, on November 20, 2017 the Company and DBS received Notice to Suspect according to which the Investigation file under which the Company and DBS were investigated as suspects was sent to the District Attorney’s Office for review.

At this stage, the Company is unable to assess the implications of the ISA Investigation and the transfer of the Investigation to the District Attorney’s Office, if any.

2.	Basis of Preparation

2.1	The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2	The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as of December 31, 2016 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on November 29, 2017.

2.4	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The judgments made by management when applying the Group’s accounting policy and the principal assumptions underlying assessments that involve uncertainty, are consistent with those used in the Annual Financial Statements, other than as set out in Note 3 regarding early application of IFRS 15.

10

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

3.	Reporting Principles and Accounting Policy

3.1	The Group's accounting policy applied in these condensed consolidated interim financial statements is consistent with the policy applied in the Annual Financial Statements, except as described in section 3.2 below.

3.2	Initial application of new standards

3.2.1	As from January 1, 2017, the Group has early adopted IFRS 15, Revenue from Contracts with Customers ("IFRS 15"), which sets out guidelines for recognition of revenue.

IFRS 15 replaces IAS 18, Revenue and presents a new model for recognition of revenue from contracts with customers. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount:

A.      Identifying the contract with the customer.

B.      Identifying separate performance obligations in the contract.

C.      Determining the transaction price.

D.      Allocating the transaction price to separate performance obligations.

E.      Recognizing revenue when the performance obligations are satisfied.

In accordance with the model, the Group recognizes revenue when the customer gains control over the goods or services. Revenue is based on the consideration that the Group expects to receive for the transfer of the goods or services promised to the customer. Revenue is recognized when it is expected that the economic benefits will flow to the Group and if the revenues and costs can be measured reliably.

Application of the model did not have a material effect on the measurement of the Group's revenue in the reporting period, compared to the provisions of the previous standard.

The main effect of the Group's application of IFRS 15 is the accounting treatment for the incremental costs of obtaining a contract with a customer ("Subscriber Acquisition"), which, in accordance with IFRS 15, are recognized as an asset when the costs are attributed directly to a contract that the Group can specifically identify, they produce or improve the Group's resources that will be used for its future performance obligation and it is probable that the Group will recover these costs, and not only where there is an obligation of the customer to acquire services from the Company for a defined period.

Accordingly, direct commissions paid to agents and sales employees of the Group for sales and upgrades under agreements that do not include an obligation period for the customer, are recognized as an asset for obtaining a contract instead of an expense in the statement of income, since the Group expects to recover these costs under the contracts.

An asset for obtaining a contract is amortized in accordance with the expected average churn rate of subscribers based on the type of subscriber and the service received (mainly over 3-4 years).

Contract acquisition costs that would arise regardless of whether the contract was obtained are recognized as an expense when incurred.

3.2.2	The Group applied IFRS 15 using the cumulative effect approach without a restatement of comparative figures.

As part of initial implementation of IFRS 15, the Group has chosen to apply the expedients in the transitional provisions, according to which the cumulative effect approach is applied only for contracts not yet complete at the transition date and the accounting treatment for the contracts completed at the transition date will not be amended.

The contracts that are renewed every month and that may be cancelled by the customer at any time, without any penalty, are contracts that ended at the date of initial application of IFRS 15. Therefore, Subscriber Acquisition costs incurred prior to January 1, 2017 and recognized in the statement of income as an expense were not accounted for retroactively.

11

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

3.2.3	Implementation of the accounting policy described above requires the Group companies to exercise their discretion to estimate the expected service period and the anticipated subscriber churn rate. Changes in such estimates may result in a change in depreciation and amortization expenses and changes in the Subscriber Acquisition asset.

3.2.4	Other than the accounting treatment of Subscriber Acquisition costs, implementation of IFRS 15 had no other material effects on the financial statements. In addition, implementation of IFRS 15 had no effect on retained earnings as of the transition date.

3.2.5	The tables below summarize the effects on the condensed consolidated interim statement of financial position as of September 30, 2017 and on the condensed consolidated interim statements of income and cash flows for the nine and three months then ended, assuming that the Group's previous policy regarding Subscriber Acquisition costs continued during that period.

Effect on the condensed consolidated interim statement of financial position as of September 30, 2017

	In accordance with the previous policy	Change	In accordance with IFRS 15
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Net subscriber acquisition asset (stated as deferred expenses and non-current investments)	5	93	98
Equity	1,856	71	1,927

Effect on the consolidated interim statement of income for the nine and three months ended September 30, 2017:

	Nine months ended September 30, 2017			Three months ended September 30, 2017
	In accordance with the previous policy	Change	In accordance with IFRS 15	In accordance with the previous policy	Change	In accordance with IFRS 15
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
General and operating expenses	2,989	(101)	2,888	993	(37)	956
Salaries	1,525	(25)	1,500	511	(9)	502
Depreciation and amortization expenses	1,255	33	1,288	419	17	436
Operating income	1,590	93	1,683	515	29	544
Profit after financing expenses	1,293	93	1,386	421	29	450
Profit before income tax	1,289	93	1,382	421	29	450
Income tax	330	22	352	121	7	128
Profit for the period	959	71	1,030	300	22	322

12

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

Effect on the consolidated interim statement of cash flow for the three months ended September 30, 2017:

	Nine months ended September 30, 2017			Three months ended September 30, 2017
	In accordance with the previous policy	Change	In accordance with IFRS 15	In accordance with the previous policy	Change	In accordance with IFRS 15
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Net cash from operating activities	2,557	126	2,683	936	46	982
Net cash from (used in) investing activities	(461)	(126)	(587)	(342)	(46)	(388)

3.3	New standards and interpretations not yet adopted

A detailed description of the standards not yet adopted appears in Note 2.17 to the Annual Financial Statements. Following are details about the material changes since the publication of the Annual Financial Statements:

3.3.1	Further to Note 2.17.3 to the Annual Financial Statements, the Group companies are continuing to assess the anticipated effect of IFRS 16, "Leases", including an assessment of possible early implementation of IFRS 16 as from January 1, 2018. At this stage, the Group is unable to reliably assess the quantitative effect of implementation of IFRS 16 on its financial statements.

3.3.2	In June 2017, the IFRS Interpretations Committee issued IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23"). IFRIC 23 clarifies application of recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. IFRIC 23 will be effective for annual periods beginning on January 1, 2019, with early application being permitted. The Group believes that application of IFRIC 23 will not have a material effect on the financial statements.

4.	Group Entities

4.1	A detailed description of the Group entities appears in Note 11 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.2	DBS Satellite Services (1998) Ltd. ("DBS")

4.2.1	Further to Note 11.2.1 to the Annual Financial Statements regarding the additional consideration to be paid to Eurocom DBS based on the operating results of DBS in the three years as from the acquisition transaction, in March 2017 the Company paid the second advance payment of NIS 57 million (plus linkage differences) for the operating results of DBS in 2016. As of September 30, 2017, the cumulative advances paid to Eurocom DBS amounted to NIS 119 million (including interest).

As of June 30, 2017, the Company updated the estimated second contingent consideration in view of its assessment that it is highly unlikely that there will be a merger with DBS in 2017. Taking into consideration the revised free cash flow forecast of DBS for 2017, in the second quarter of 2017, the Company eliminated the liability of NIS 84 million to DBS in its financial statements. Elimination of the liability is recognized in the statement of income under financing income/expenses. As of September 30, 2017, the estimate remains the same.

As a result of the aforesaid, the advance payments received by Eurocom DBS from the Company as of September 30, 2017 amounts to NIS 113 million (after offsetting a liability of NIS 6 million for the first contingent consideration). In accordance with the agreement between the parties, if the final amount is less than the amount of advance payments, Eurocom DBS will return the difference to the Company immediately after the final settlement, which is expected to be shortly after the signing of the Company's financial statements for 2017 (or on the merger date, whichever is earlier). The repayment bears annual interest at a rate of 4%.

13

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

The Company estimated the fair value of the amount expected to be recovered from the excess of the advance payments, and taking into consideration the solvency of Eurocom DBS, the value of the debt at June 30, 2017 was estimated at NIS 56 million (representing 50% of the balance) and as at September 30, 2017 the estimated value was revised to NIS 43 million (representing 40% of the balance).

The revised value of NIS 57 million in the second quarter and NIS 13 million in the third quarter were included under financing expenses in the statement of income.

4.2.2	Further to Note 17.2 to the Annual Financial Statements regarding the agreement of DBS for space segment capacity, Space Communications Ltd. ("Space") notified DBS that the Amos 2 satellite had reached the end of its commercial life and is no longer fit to make television broadcasts for DBS. Accordingly, as from March 31, 2017, DBS no longer uses the Amos 2 satellite and is currently using the Amos 3 and Amos 7 satellites.

On April 3, 2017, the general meeting of the Company's shareholders approved the Company’s vote at the general meeting of DBS in favor of the agreement between DBS and Space, with an amendment/addition to the existing agreement between the parties dated November 4, 2013 for the lease of satellite segments in space satellites, as described in Note 17.2 to the Annual Financial Statements, including implementation of the agreement.

4.2.3	Following the conversion of the shareholders loans and the investment in the equity of DBS in 2016 by the Company, the equity of DBS as of September 30, 2017 and December 31, 2016 amounted to NIS 337 million and NIS 592 million, respectively. As of September 30, 2017, its working capital deficit amounts to NIS 431 million.

The management of DBS believes that the financial resources at its disposal, which include the deficit in working capital, repayment of loans and receipt of loans from the Company, will be sufficient for the operations of DBS for the coming year.

4.2.4	See Note 8 below regarding the exchange of DBS Debentures (Series B) with Debentures (Series 6 and 10) issued by the Company.

4.2.5	Further to Note 12.4 to the Annual Financial Statements, in July 2017, DBS repaid the balance of Debentures (Series A), and as a result, the liens registered in favor of Trustee A of the Debentures were lifted.

4.2.6	For information about the investigation by the Israel Securities Authority that began on June 20, 2017, which involves suspicions of offenses under the Israel Securities Law and the Penal Law, see Note 1.2 above.

5.	Income Tax

Further to Note 6.6.3 to the Annual Financial Statements, regarding the best-judgment assessment for 2011 received by the Company, the Company filed an objection against the position of the Tax Authority and is holding discussions with the Authority. In addition, assessment discussions are being held for 2012-2014, including discussions of the issues included in the 2011 assessment. Subsequent to the balance sheet date, the parties reached an agreement which has not yet been formally signed.

6.	Fixed Assets

Further to Note 8.5 to the Annual Financial Statements regarding the installation of a fiber optic network that will reach the customer's home, in the reporting period, the fiber deployment reached the state required for their operation when it is decided which technology will be used, and the Company began to amortize the network over 25 years.

7.	Analysis of Impairment of the Multi-Channel Television Sector

In view of the intensifying competition, DBS updated its forecasts and formulated a new business plan to address competition. Due to the above, the Company estimated the recoverable amount of the multi-channel television cash-generating unit as of September 30, 2017 (following the earlier estimate as of June 30, 2017, subsequent to which deduction for impairment of the unit as of the same date was not required).

14

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

The value in use of the multi-channel television cash-generating unit for Bezeq Group was calculated by discounting future cash flows (DCF) based on a five year cash flow forecast as of the end of the current period with the addition of the salvage value. The cash flow forecast is based on the results of DBS in recent years, so that the future growth and market share are affected by trends in the multi-channel television market, such as competition, regulation, and the entry of new players. The income forecast is based on assumptions regarding the number of users and the average revenue per user. A key assumption of the forecast is that competition in the market will continue in the mid-term, affecting the Company's operations by satellite TV subscriber churn and a decrease in the average revenue per user. At the same time, the launch of Sting TV is expected to lead to an increase in the number of subscribers at a slightly higher rate than this satellite TV subscriber churn.

The operating, sales, marketing and investment expenses were adjusted to the volume of DBS operations. The nominal capital price taken into account was 8.5% (after tax). In addition, a permanent growth rate of 1% was assumed. The valuation was prepared by an external appraiser. Based on the foregoing valuation, the Group was not required to amortize the impairment of the multi-channel television cash-generating unit.

8.	Debentures, Loans and Borrowings

8.1	Further to Note 12.6 to the Annual Financial Statements regarding the undertakings received from banks and institutions to provide credit for the Company for 2017, on June 15, 2017, the Company received credit facilities from banks and financial institutions amounting to NIS 900 million, and on September 26, 2017, amounting to NIS 500 million, in accordance with the undertakings by the banks and financial institutions. The credit terms are set out in Note 12.6 to the Annual Financial Statements.

8.2	In May and June 2017, the Company completed the offering of the Company’s debentures for a total par value of NIS 1.1 billion, par value as follows:

8.2.1	A public offering of NIS 384,467,000 par value Debentures (Series 9) by way of expansion of the series, under the Company's shelf prospectus of May 2014, as amended for a typographical error in June 2014 (“the Shelf Prospectus”) and the shelf offering memorandum of May 25, 2017 (“the Shelf Offering Memorandum”). The total consideration (gross) that was received for this offering amounted to NIS 408 million.

8.2.2	An offering of Debentures (Series 6 and 10) that are traded by the Company, to the holders of Debentures (Series B) of DBS, which are listed on the TACT-Institutional system of the TASE (“the DBS Debentures”) in return for the DBS Debentures that they hold. The offering was carried out in accordance with the Shelf Prospectus and the Shelf Offering Memorandum as follows: NIS 125,000,000 par value DBS Debentures were exchanged for NIS 125,750,000 par value Debentures (Series 6), and NIS 436,307,797 par value DBS Debentures were exchanged for NIS 481,683,808 par value Debentures (Series 10).

An exchange of debentures having substantially different terms was accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. Accordingly, in the second quarter of 2017, the Group recognized financing expenses of NIS 13 million, for the difference between the amortized cost of the DBS Debentures and the fair value of Debentures (Series 6 and 10) issued by the Company.

In addition, in June 2017, the Company acquired NIS 17,401,997 par value DBS Debentures for NIS 20 million).

8.2.3	Two private offerings of Debentures (Series 9) of the Company to classified investors totaling NIS 108,000,000 par value which are subject to the resale restrictions set out in Section 15C of the Israel Securities Law and in accordance with the Israel Securities Regulations (Details in the Matter of Sections 15A to 15C of the Law), 2000.

The total consideration that was received for the private offerings amounted to NIS 114 million.

8.2.4	For information about the terms of the Debentures (Series 6, 9 and 10), see Note 12 to the Annual Financial Statements.

15

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

9.	Contingent Liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims against the Group (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, among other things, on legal opinions as to the likelihood of success of the Legal Claims, the financial statements include adequate provisions of NIS 88 million, where provisions are required to cover the exposure arising from such Legal Claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as of September 30, 2017 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 5.9 billion. There is also additional exposure of NIS 5.6 billion for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section 9.3 below.

16

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

9.1	Following is a detailed description of the Group's contingent liabilities as of September 30, 2017, classified into groups with similar characteristics:

Claims group	Nature of the claims	Provision	Additional exposure		Exposure for claims that cannot yet be assessed
		NIS million
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	49	3,712		1,742	(1)
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	2,005	(2)	3,808	(3)
Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Group in respect of various payments and recognition of various salary components as components for calculation of payments to Group employees, some of which have wide ramifications.	8	47		1
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the Authorities (including property taxes).	16	28		-
Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	3	109		1
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	1	23		-
Total legal claims against the Company and subsidiaries		88	5,924		5,552

(1)	The amount includes exposure in the amount of NIS 1.11 billion for a claim against the Company, as well as against the subsidiary Walla! Communications Ltd., Yad 2 and an advertising company owned by Walla, which addresses with the Company’s 144B service.

(2)	* Total exposure of NIS 2 billion for a claim filed by a shareholder against the Company and officers in the Company, referring to alleged reporting omissions by the Company regarding the wholesale market and the reduction of interconnect fees, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (depending on the method used to calculate the damage).

(3)	Two motions for certification of a class action amounting to a total of NIS 1.8 billion, filed in June 2017 against the Company, officers in the Group and companies in the group of the Company’s controlling shareholders regarding the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. Pursuant to the Court ruling, a motion to consolidate these two motions is expected to be filed.

In addition, a motion for certification of a class action amounting to NIS 2 billion, filed in July 2017 against the Company, the Chairman of the Board of Directors and other directors of the Company, regarding the acquisition of DBS shares and a transaction to continue the agreement between DBS and Spacecom. This motion was struck out subsequent to the reporting date in view of the foregoing two motions that were filed earlier and are concerned with a similar issue as that of this motion.

9.2	In June-August 2017, the Company’s shareholders filed several motions against the Company and DBS for discovery of documents prior to filing a motion for certification of a derivative action in accordance with section 198A of the Companies Law. These motions were filed following a public investigation by the Israel Securities Authority concerning the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. and transactions for satellite communications services between DBS and Space Communications Ltd., as described in Note 1.2 above.

It should be noted that in addition to these motions, there is a pending claim from 2015 and motion for certification as a derivative action against the Company, its controlling shareholder and directors, concerning the transaction for the Company’s acquisition of the entire holdings and shareholder’s loans of Eurocom DBS in DBS.

17

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

Subsequent to the reporting date, three motions for disclosure of documents relating to the agreement for acquisition of DBS shares by the Company were struck out, in view of the similarity of the motion from 2015, as described above.

9.3	Subsequent to the reporting date, claims amounting to NIS 938 million, as well as a claim without financial estimate, were filed against Group companies. At the approval date of the financial statements, the chances of these claims cannot yet be assessed. In addition, claims with exposure of NIS 2.1 billion (including the claim set out in section 9.1(3) above) came to an end.

10.	Equity

10.1	On May 9, 2017, the general meeting of the Company's shareholders approved the recommendation of the Company's Board of Directors of March 29, 2017 to distribute a cash dividend of NIS 578 million (NIS 0.2090049 per share) to the Company's shareholders. The dividend was paid on May 29, 2017.

10.2	On September 18, 2017, the general meeting of the Company's shareholders approved the recommendation of the Company's Board of Directors of August 23, 2017 to distribute a cash dividend of NIS 708 million (NIS 0.2560129 per share) to the Company's shareholders. The dividend was paid on October 16, 2017.

11.	Revenues

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Domestic fixed-line communication (Bezeq Fixed-Line)
Fixed-line telephony	1,025	1,104	337	367	1,450
Internet - infrastructure	1,189	1,163	399	388	1,558
Transmission and data communication	591	630	193	208	843
Other services	164	168	55	53	213
	2,969	3,065	984	1,016	4,064
Cellular telephony - Pelephone
Cellular services and terminal equipment	1,315	1,347	451	457	1,777
Sale of terminal equipment	544	598	172	180	811
	1,859	1,945	623	637	2,588

Multi-channel television - DBS	1,246	1,307	406	434	1,745

International communications, ISP, and NEP services - Bezeq International	1,097	1,106	345	369	1,480

Other	160	157	57	54	207

	7,331	7,580	2,415	2,510	10,084

18

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

12.	General and Operating Expenses

	Nine months ended September 30			Three months ended September 30			Year ended December 31
	2017		2016	2017		2016	2016
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)
	NIS million		NIS million	NIS million		NIS million	NIS million
Terminal equipment and materials	613		594	181		177	831
Interconnectivity and payments to domestic and international operators	603		634	201		211	825
Maintenance of buildings and sites	437		450	152		151	605
Marketing and general	437	*	525	159	*	180	697
Content services	481		466	158		165	629
Services and maintenance by sub-contractors	198		192	67		68	261
Vehicle maintenance	119		123	38		42	164
	2,888		2,984	956		994	4,012

* See Note 3.2 for information about early implementation of IFRS 15, Revenue from Contracts with Customers.

13.	Other Operating Income, Net

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Capital gain from the sale of fixed assets (mainly real estate)	(64)	(62)	(45)	(22)	(107)
Provision for severance pay in voluntary redundancy	15	18	3	3	96
Others	21	11	19	(7)	11
Total operating revenue, net	(28)	(33)	(23)	(26)	-

19

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

14.	Financial Instruments

14.1	Fair value

14.1.1	Financial instruments at fair value for disclosure purposes only

The table below shows the differences between the carrying amount and the fair value of financial liabilities. The methods used to estimate the fair values of financial instruments are described in Note 29.8 to the Annual Financial Statements.

	September 30, 2017		September 30, 2016		December 31, 2016
	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value
	(Unaudited)		(Unaudited)		(Audited)
	NIS million		NIS million		NIS million
Loans from banks and institutions (unlinked)	4,022	4,294	2,782	2,889	2,947	3,089
Debentures issued to the public (CPI-linked)	4,135	4,355	3,519	3,707	3,473	3,656
Debentures issued to the public (unlinked)	1,680	1,758	1,610	1,645	1,592	1,602
Debentures issued to financial institutions (CPI-linked)	22	25	1,101	1,099	830	879
Debentures issued to financial institutions (unlinked)	359	388	410	451	403	440
	10,218	10,820	9,422	9,791	9,245	9,666

14.1.2	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to estimate the fair value are described in Note 29.7 to the Annual Financial Statements.

	September 30, 2017	September 30, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Level 1: investment in exchange-traded funds and financial funds	20	48	31
Level 2: forward contracts	(217)	(184)	(170)
Level 3: contingent consideration for a business combination	43	(35)	(84)

20

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

15.	Segment Reporting

15.1	Operating segments

	Nine months ended September 30, 2017 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	2,969	1,859	1,097	1,246	160	-	7,331
Inter-segment revenues	228	36	61	-	13	(338)	-
Total revenues	3,197	1,895	1,158	1,246	173	(338)	7,331

Depreciation and amortization	543	293	100	213	15	124	1,288

Segment results – operating income (loss)	1,501	57	133	136	(18)	(126)	1,683
Financing expenses	305	3	7	73	-	(30)	358
Financing income	(24)	(40)	(1)	(15)	(6)	25	(61)
Total financing expenses (income), net	281	(37)	6	58	(6)	(5)	297

Segment profit (loss) after financing expenses, net	1,220	94	127	78	(12)	(121)	1,386
Share in losses of associates	-	-	-	-	(4)	-	(4)
Segment profit (loss) before income tax	1,220	94	127	78	(16)	(121)	1,382
Income tax	308	20	31	333	-	(340)	352
Segment results – net profit (loss)	912	74	96	(255)	(16)	219	1,030

21

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

15.	Segment Reporting (Contd.)

15.1	Operating segments (contd.)

	Nine months ended September 30, 2016 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	3,063	1,945	1,106	1,306	154	-	7,574
Inter-segment revenues	238	33	50	1	14	(330)	6
Total revenues	3,301	1,978	1,156	1,307	168	(330)	7,580

Depreciation and amortization	556	290	103	225	13	144	1,331

Segment results – operating income (loss)	1,595	36	129	196	(24)	(143)	1,789
Financing expenses	326	2	11	530	1	(510)	360
Financing income	(27)	(39)	(4)	(8)	(5)	34	(49)
Total financing expenses (income), net	299	(37)	7	522	(4)	(476)	311

Segment profit (loss) after financing expenses, net	1,296	73	122	(326)	(20)	333	1,478
Share in profits (losses) of associates	-	-	1	-	(3)	(2)	(4)
Segment profit (loss) before income tax	1,296	73	123	(326)	(23)	331	1,474
Income tax	299	15	31	1	-	69	415
Segment results – net profit (loss)	997	58	92	(327)	(23)	262	1,059

22

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

15.	Segment Reporting (Contd.)

15.1	Operating segments (contd.)

	Three months ended September 30, 2017 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	983	623	345	406	58	-	2,415
Inter-segment revenues	78	12	22	-	4	(116)	-
Total revenues	1,061	635	367	406	62	(116)	2,415

Depreciation and amortization	186	100	34	72	5	39	436

Segment results – operating income (loss)	492	22	39	35	(4)	(40)	544
Financing expenses	119	3	3	1	(1)	(13)	112
Financing income	(12)	(12)	-	(2)	-	8	(18)
Total financing expenses (income), net	107	(9)	3	(1)	(1)	(5)	94

Segment profit (loss) before income tax	385	31	36	36	(3)	(35)	450
Income tax	109	7	9	159	-	(156)	128
Segment results – net profit (loss)	276	24	27	(123)	(3)	121	322

23

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

15.	Segment Reporting (Contd.)

15.1	Operating segments (contd.)

	Three months ended September 30, 2016 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,013	638	369	434	53	-	2,507
Inter-segment revenues	76	11	15	-	7	(106)	3
Total revenues	1,089	649	384	434	60	(106)	2,510

Depreciation and amortization	188	92	35	75	5	47	442

Segment results – operating income (loss)	519	27	45	62	(7)	(47)	599
Financing expenses	102	-	4	204	1	(192)	119
Financing income	(9)	(14)	(2)	-	-	10	(15)
Total financing expenses (income), net	93	(14)	2	204	1	(182)	104

Segment profit (loss) after financing expenses, net	426	41	43	(142)	(8)	135	495
Share in profits (losses) of associates	-	-	1	-	(1)	(2)	(2)
Segment profit (loss) before income tax	426	41	44	(142)	(9)	133	493
Income tax	83	9	11	-	-	(4)	99
Segment results – net profit (loss)	343	32	33	(142)	(9)	137	394

24

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

15.	Segment Reporting (Contd.)

15.1	Operating segments (contd.)

	Year ended December 31, 2016 (Audited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,063	2,587	1,478	1,745	198	-	10,071
Inter-segment revenues	320	43	70	-	20	(440)	13
Total revenues	4,383	2,630	1,548	1,745	218	(440)	10,084

Depreciation and amortization	717	380	137	296	16	193	1,739

Segment results – operating income (loss)	2,076	32	176	264	(34)	(193)	2,321
Financing expenses	475	6	15	539	2	(529)	508
Financing income	(30)	(52)	(5)	(13)	(4)	43	(61)
Total financing expenses (income), net	445	(46)	10	526	(2)	(486)	447

Segment profit (loss) after financing expenses, net	1,631	78	166	(262)	(32)	293	1,874
Share in profits (losses) of associates	-	-	1	-	(5)	(1)	(5)
Segment profit (loss) before income tax	1,631	78	167	(262)	(37)	292	1,869
Income tax	399	17	42	(330)	-	497	625
Segment results – net profit (loss)	1,232	61	125	68	(37)	(205)	1,244

25

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

15.2	Adjustment of profit or loss for reporting segments

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Operating income for reporting segments	1,826	1,956	587	653	2,548
Financing expenses, net	(297)	(311)	(94)	(104)	(447)
Amortization of surplus cost for intangible assets	(120)	(140)	(35)	(47)	(193)
Share in losses of associates	(4)	(4)	-	(2)	(5)
Loss for operations classified in other categories and other adjustments	(23)	(27)	(8)	(7)	(34)
Income before income tax	1,382	1,474	450	493	1,869

26

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

16.	Condensed Financial Statements of Pelephone, Bezeq International, and DBS

16.1	Pelephone Communications Ltd.

Selected data from the statement of financial position

	September 30, 2017	September 30, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	1,310	1,251	1,275
Non-current assets	2,078	2,042	2,019
Total assets	3,388	3,293	3,294
Current liabilities	575	493	465
Long-term liabilities	98	78	104
Total liabilities	673	571	569
Equity	2,715	2,722	2,725
Total liabilities and equity	3,388	3,293	3,294

Selected data from the statement of income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	1,345	1,379	461	468	1,818
Revenues from sales of terminal equipment	550	599	174	181	812
Total revenues from services and sales	1,895	1,978	635	649	2,630
Cost of services and sales	1,616	1,675	534	536	2,248
Gross profit	279	303	101	113	382
Selling and marketing expenses	158	198	58	65	260
General and administrative expenses	64	69	21	21	89
Other operating expenses	-	-	-	-	1
	222	267	79	86	350

Operating income	57	36	22	27	32
Financing expenses	3	2	3	-	6
Financing income	(40)	(39)	(12)	(14)	(52)
Financing income, net	(37)	(37)	(9)	(14)	(46)

Profit before income tax	94	73	31	41	78
Income tax	20	15	7	9	17
Profit for the period	74	58	24	32	61

27

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

16.2	Bezeq International Ltd.

Selected data from the statement of financial position

	September 30, 2017	September 30, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	517	521	497
Non-current assets	720	702	691
Total assets	1,237	1,223	1,188
Current liabilities	354	348	280
Long-term liabilities	112	98	100
Total liabilities	466	446	380
Equity	771	777	808
Total liabilities and equity	1,237	1,223	1,188

Selected data from the statement of income

	Nine months ended September 30		Three months ended September 30		Year ended December 31,
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	1,158	1,156	367	384	1,548
Operating expenses	799	760	253	256	1,015
Gross profit	359	396	114	128	533
Selling and marketing expenses	142	168	48	55	221
General and administrative expenses	84	85	28	28	118
Other expenses, net	-	14	(1)	-	18
	226	267	75	83	357

Operating income	133	129	39	45	176
Financing expenses	7	11	3	4	15
Financing income	(1)	(4)	-	(2)	(5)
Financing expenses, net	6	7	3	2	10
Share in the profits of equity-accounted investees	-	1	-	1	1
Profit before income tax	127	123	36	44	167
Income tax	31	31	9	11	42
Profit for the period	96	92	27	33	125

28

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2017 (Unaudited)

16.3	DBS Satellite Services (1998) Ltd.

Selected data from the statement of financial position

	September 30, 2017	September 30, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	358	313	440
Non-current assets	1,246	1,277	1,586
Total assets	1,604	1,590	2,026
Current liabilities	789	893	950
Long-term liabilities	478	696	484
Loans from shareholders	-	323	-
Total liabilities	1,267	1,912	1,434
Capital (capital deficit)	337	(322)	592
Total liabilities and equity deficit	1,604	1,590	2,026

Selected data from the statement of income

	Nine months ended September 30		Three months ended September 30		Year ended December 31,
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	1,246	1,307	406	434	1,745
Operating expenses	940	947	312	314	1,261
Gross profit	306	360	94	120	484
Selling and marketing expenses	98	97	34	35	128
General and administrative expenses	72	67	25	23	92
	170	164	59	58	220

Operating income	136	196	35	62	264
Financing expenses	73	65	1	26	71
Financing expenses (income) for loans from shareholders (to shareholders), net	(2)	465	-	178	468
Financing income	(13)	(8)	(2)	-	(13)
Financing expenses (income), net	58	522	(1)	204	526

Profit (loss) before income tax	78	(326)	36	(142)	(262)
Income tax	333 *	1	159 *	-	(330)
Profit (loss) for the period	(255)	(327)	(123)	(142)	68

* In the second quarter of 2017, as a result of the developments in the multi-channel television market, including the structure and intensity of the competition, DBS revised its projections and accordingly, reduced the tax asset in the amount of NIS 163 million against expenses in the statement of income. Due to the significant intensification of competition in the third quarter of 2017, DBS decided to reduce the tax asset in full.

29